Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp. (the “Company”)
1150 - 355 Burrard Street
Vancouver, BC, V6C 2G8

Item 2	Date of Material Change

October 31, 2018.

Item 3	News Release

A news release with respect to the contents of this report was issued on October 31, 2018 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4	Summary of Material Change

On October 31, 2018, the Company completed its previously announced series of transactions (together, the “Transaction”), pursuant to which, among other things, a subsidiary of Sociedad Química y Minera de Chile S.A. (“SQM”) sold its interest in Minera Exar S.A. (“Minera Exar”), the holding company for the Caucharí-Olaroz lithium brine project (“Caucharí-Olaroz” or the “Project”), to a subsidiary of Jiangxi Ganfeng Lithium Co., Ltd. (“GFL”).

Item 5	Full Description of Material Change

On October 31, 2018, the Company completed the Transaction, pursuant to which, among other things, a subsidiary of SQM sold its interest in Minera Exar, the holding company for the Project, to a subsidiary of GFL. As a result of the Transaction, GFL has become the Company’s partner in developing and operating the Project, which is currently under development in Jujuy, Argentina. The Company’s interest in Caucharí-Olaroz has increased from 50% to 62.5%, with GFL holding the remaining 37.5% interest. In connection with the Transaction, GFL has provided the Company with a new US$100 million subordinated loan facility to complement the Company’s existing financing and fully-fund the Company’s share of Caucharí-Olaroz’s anticipated Stage 1 capital expenditures.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been intentionally omitted from this form.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
1150 – 355 Burrard Street
Vancouver, BC V6C 2G8

Telephone: 1 (778)-656-5820

Item 9	Date of Report

November 1, 2018